

March 13, 2014

<u>Via E-mail</u>
Mr. John J. Sullivan, Ph.D.
Chief Executive Officer
MESA Laboratories, Inc.
12100 West Sixth Avenue
Lakewood, Colorado 80228

      RE: **MESA Laboratories, Inc.**
              Form 10-K for Fiscal Year Ended March 31, 2013
              Filed June 6, 2013
              File No. 000-11740

Dear Mr. Sullivan:

      We have reviewed your response letter dated March 7, 2014 and filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 8. Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 29

1.   We note from your response to prior comment 1 that service revenues have exceeded 10% of total revenues for the past three years. In future filings please separately disclose the related costs of service pursuant to Rule 5-03(b)(2) of Regulation S-X. Please also revise your disclosure in future filings to include your revenue recognition policy for all significant components of revenues.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant